UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 1-15525

A.             Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Technology SARL
Retirement Savings Plan

B.               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation

One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Technology SARL
Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative and Investment Committee and Plan Participants of
Edwards Lifesciences Technology SARL Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Edwards Lifesciences Technology SARL Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Schedule

The supplemental schedule included in Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP
San Francisco, California
June 16, 2022

We have served as the Plan's auditor since 2018.

Edwards Lifesciences Technology SARL
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Investments in Master Trust	$54,624,398	$44,785,745
Notes receivable from participants	844,651	959,305
Dividends and interest receivable	2	2
Contributions receivable	105,439	97,799
NET ASSETS AVAILABLE FOR BENEFITS	$55,574,490	$45,842,851

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Technology SARL
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2021	2020
Additions to net assets attributed to:
Net investment income from Master Trust (Note 2)	$8,500,041	$4,803,216
Interest income on notes receivable from participants	43,439	60,951
Contributions:
Participant contributions	1,853,522	1,741,459
Company contributions, net of forfeitures	1,062,691	1,040,773
Rollover contributions	261,446	—
Total contributions	3,177,659	2,782,232
Total additions	11,721,139	7,646,399
Deductions from net assets attributed to:
Benefits paid to participants	1,874,932	7,568,449
Administrative expenses	114,568	102,105
Total deductions	1,989,500	7,670,554
Net increase (decrease) in net assets available for benefits	9,731,639	(24,155)
Net assets available for benefits:
Beginning of year	45,842,851	45,867,006
End of year	$55,574,490	$45,842,851

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Technology SARL
Retirement Savings Plan
Notes to Financial Statements

1.                 Description of the Plan

The following description of the Edwards Lifesciences Technology SARL Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participation in the Plan is available to employees of Edwards Lifesciences Technology SARL (the “Company” or "Edwards") who have met certain eligibility requirements, as described below.

Eligibility

All regular, nonunion employees receiving compensation sourced in the Commonwealth of Puerto Rico are eligible to participate in the Plan on the thirty-first day after an employee is credited with an hour of service, unless the employee is otherwise not eligible for participation under the Plan.

Plan Administration

The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the “Committee”). The Committee has authority, responsibility, and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of Edwards Lifesciences Corporation (“Parent Company”) and are employees of the Parent Company. Banco Popular de Puerto Rico (“Trustee”) serves as the trustee of the Plan, Voya Institutional Trust Company serves as the Plan’s custodian, and Voya Institutional Plan Services, LLC provides record keeping services for the Plan.

Contributions

The Plan allows tax deferred contributions intended to qualify under the applicable laws of the Commonwealth of Puerto Rico. Eligible participants may make pre-tax contributions up to 25% of their eligible annual compensation within certain limitations. The Company matches the first 4% of the participant’s annual eligible compensation contributed to the Plan at the rate of 50 cents for each contributed dollar. In addition, if a participant is age 50 or older, the participant is allowed to make additional catch-up contributions within certain Puerto Rico code limitations.

Additionally, each eligible employee, regardless of whether they contribute to the Plan, receives a profit sharing contribution in an amount targeted at 2% of such employee’s Retirement Savings Plan eligible earnings for the prior year as defined by the Plan. Certain employees are also eligible for a supplemental contribution related to changes in the Company’s prior pension plan.

The Plan has an automatic enrollment feature whereby eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible pay. Participant contribution rates are automatically increased by 1% each year thereafter until they reach 5% of eligible pay. Employees may opt out of the automatic enrollment, stop contributions, or modify their contribution rate at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and profit sharing contributions, and the allocation of the participant’s share of the Plan’s net earnings and losses, net of certain investment management fees and administrative expenses. Allocations are based on participant account balances, as defined.

Vesting

Participants are immediately fully vested in their Plan accounts (other than their Company matching and profit sharing contributions), plus actual earnings thereon. Vesting in a participant’s Company matching and profit sharing contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching and profit sharing contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. Participants are immediately fully vested in any supplemental profit sharing contributions received as a result of the changes in the Company's prior year pension plan. Beginning January 1, 2022, a participant will become 100% vested after three years of credited service. Upon termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Notes Receivable from Participants

Participants may borrow an amount ranging from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The notes bear interest based on the applicable prime rate at the time of issuance plus 1%, and have a maximum term of five years (or ten years if used to acquire a home). The loans are collateralized by the participants’ vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service or otherwise becoming eligible to receive benefits, a participant may elect to (1) receive a lump-sum amount equal to the value of the participant’s vested account, (2) receive periodic installments, or (3) transfer the balance in the participant’s vested account to another qualified plan. Vested accounts of $1,000 or less will be automatically paid in a lump-sum amount.

A participant may make withdrawals from the participant’s vested accounts (except as provided in the Plan document) if the participant is over age 59 ½ and fully vested. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the Puerto Rico Internal Revenue Code. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 12 months from the date of the withdrawal payment.

Administrative Expenses

Substantially all costs and expenses incurred in the administration of the Plan are paid from the assets of the Plan.

Forfeitures

A participant’s non-vested balance is forfeited at the time of termination of employment. Such forfeitures may be used to offset future Company matching contributions. Forfeitures of $14,572 and $18,289 were used to offset Company matching contributions during 2021 and 2020, respectively. Forfeitures outstanding were $848 and $10 as of December 31, 2021 and 2020, respectively.

2.                 Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investment in the Master Trust (see Note 4) is recorded at the net asset value ("NAV") of the underlying investments within the Master Trust. The Master Trust’s assets are primarily invested in funds managed by the Trustee through a commingled employee benefit funds trust.  Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities. These investments are stated at fair value.

Purchases and sales of securities are recorded by the Master Trust on a trade-date basis.  Realized gains and losses for security transactions are reported using the average cost method.  Net appreciation in the Master Trust includes realized gains and losses on the sale of investments, and unrealized appreciation or depreciation.  Interest and dividend income are recorded on an accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued interest.  Delinquent participant loans are treated as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.  Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan’s Stable Value Fund, a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts, bank investment contracts, and a wrapped portfolio of fixed income instruments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable.

The COVID-19 pandemic has led to significant volatility in the financial markets. The full extent to which the pandemic will directly or indirectly impact the financial markets will depend on future developments that are highly uncertain and difficult to predict. These developments include, but are not limited to, the duration and spread of the outbreak (including new and more contagious variants of COVID-19), its severity, the actions to contain the virus or address its impact, the timing, distribution, public acceptance and efficacy of vaccines and other treatments, and the associated impact on economic and operating conditions.

3.                 Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  The Company prioritizes the inputs used to determine fair values in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.
Level 2 – Inputs, other than quoted prices in active markets, that are observable, either directly or indirectly.
Level 3 – Unobservable inputs that are not corroborated by market data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table summarizes the Master Trust’s financial instruments which are measured at fair value on a recurring basis as of December 31, 2021 and 2020:

December 31, 2021

	Level 1	Level 2	Level 3	Total
Common stock	$682,919,472	$—	$—	$682,919,472
Mutual funds	505,763,250	—	—	505,763,250
Certificates of deposit	—	54,998	—	54,998
Subtotal	$1,188,682,722	$54,998	$—	1,188,737,720
Cash and cash equivalents				7,702,179
Common/collective trust funds measured at NAV (a)				670,171,613
Total investments (b)				$1,866,611,512

December 31, 2020

	Level 1	Level 2	Level 3	Total
Common stock	$503,927,957	$—	$—	$503,927,957
Mutual funds	522,873,965	—	—	522,873,965
Certificates of deposit	—	15,209	—	15,209
Subtotal	$1,026,801,922	$—	$—	1,026,817,131
Cash and cash equivalents				7,678,238
Common/collective trust funds measured at NAV (a)				457,558,150
Total investments (b)				$1,492,053,519
_______________________________________
(a)     In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(b)    The Plan's interests within the Master Trust (see Note 4) are leveled in the same manner as the Master Trust investment categories presented above.

Common stock and mutual fund investments are valued at fair value based on quoted market prices reported on the active markets on which the individual securities are traded, and are categorized as Level 1.

Certificates of deposit are measured at amortized cost, which approximates fair value, and are categorized as Level 2.

Cash and cash equivalents consist of money market funds and monies on deposit for transactions pending settlement. Common/collective trust funds and money market funds are valued using the NAV provided by the administrator of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

As of December 31, 2021, there were no unfunded commitments related to common/collective trust funds or money market funds.  Investments in these funds can be redeemed by participants daily and, in general, do not have a redemption notification period.  However, the Plan may be required to provide a one-year redemption notice to fully or partially liquidate its share in the funds. It is not probable that investments in these funds would be sold at amounts that differ materially from the NAV of the units held.

During the years ended December 31, 2021 and 2020, there were no transfers in or out of Levels 1 or 2 of the fair value hierarchy.

4.                 Investments

The Master Trust, administered by Voya Institutional Trust Company, holds the assets of the Plan and the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan.

The accompanying Statements of Net Assets Available for Benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust.  Allocations of net income from the Trust are based on the Plan’s net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

Summarized financial information for the Trust as of December 31, 2021 and 2020 is as follows:

	Master Trust		Plan's Interest in Master Trust
	2021	2020	2021	2020
Net assets held by Master Trust:
Common stock funds	$682,919,472	$503,927,957	$15,841,343	$12,648,540
Mutual funds	505,763,250	522,873,965	24,971,168	8,325,528
Common/collective trusts	670,171,613	457,558,150	13,811,872	23,811,661
Certificates of deposit	54,998	15,209	—	—
Cash and cash equivalents	7,702,179	7,678,238	15	16
Net assets held by Master Trust	1,866,611,512	1,492,053,519	54,624,398	44,785,745
Plus:
Accrued interest and dividends	5,967	6,130	2	2
Total	$1,866,617,479	$1,492,059,649	$54,624,400	$44,785,747

Investment income from the Master Trust's investments for the years ended December 31, 2021 and 2020 is as follows:

	Years Ended December 31,
	2021	2020
Net appreciation in fair value	$300,193,187	$184,779,774
Dividend income	23,942,882	13,636,611
Interest income	22,270,863	4,724,535
Investment income of the Master Trust	$346,406,932	$203,140,920

5.                 Distribution Priorities upon Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend, or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants’ beneficiaries.

6.                 Tax Status of the Plan

The Company has received a favorable determination letter from the Puerto Rico Treasury Department (“Departmento de Hacienda”) on the Plan’s Puerto Rico qualified status for income tax purposes.  Although the Plan has since been amended, the Plan Administrator believes the Plan’s design and operation are in compliance with the applicable provisions and requirements of the Puerto Rico Internal Revenue Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department.  The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.

7.                 Exempt Party-in-Interest Transactions

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, an employer whose employees are covered by the Plan, and certain others. At December 31, 2021 and 2020, the Plan, through its investment in the Master Trust, held shares of common stock of the Parent Company, as follows:

	2021	2020
Shares of Edwards Lifesciences stock held by Plan	122,274	138,636
Value of Edwards Lifesciences stock held by Plan	$15,840,558	$12,647,761
Plan’s investment in Edwards Lifesciences stock as percentage of total net assets available for benefits	28.5%	27.6%

Plan assets include loans to participants. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8.                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2021 and 2020:

	2021	2020
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$55,574,490	$45,842,851
Deemed distributions	(54,709)	(55,761)
Net assets available for benefits per Form 5500	$55,519,781	$45,787,090

	2021	2020
Statement of Changes in Net Assets Available for Benefits:
Net increase (decrease) in net assets available for benefits per the financial statements	$9,731,639	$(24,155)
Deemed distributions	1,052	(1,919)
Net income (loss) per Form 5500	$9,732,691	$(26,074)

Edwards Lifesciences Technology SARL
Retirement Savings Plan
EIN: 66-0579279, Plan #: 002
Schedule H – line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2021

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Notes Receivable from Participants	Varying maturity dates with interest rates ranging from of 4.3% to 6.5%	—	$844,651

*                    Party-in-interest for which a statutory exemption exists.

**             Cost information is not required for participant-directed investments and, therefore, has not been included in this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES TECHNOLOGY SARL RETIREMENT SAVINGS PLAN

June 16, 2022	By:	/s/ CHRISTINE Z. MCCAULEY
Christine Z. McCauley
Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm